TELEFAX

Danske Bank



Danske Markets / ALM
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

2 March 2005

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	3

Please contact us immediately if you do not receive all the pages

Message:

Danske Bank A/S - Rule 12g-3-2(b) filings

We are pleased to attach a copy of announcement to the Copenhagen Stock Exchange.

Yours faithfully,

Danske Bank
Danske Markets / ALM

3/7

Danske Bank

To the Copenhagen Stock Exchange

Danske Bank
Communications
Holmens Kanal 2 - 12
DK-1092 København K
Tel. +45 33 44 00 00

March 1, 2005

Stock Exchange announcement No. 5/2005

Danske Bank to issue

subordinated capital in the amount of DKr6.8 billion

With reference to the stock exchange announcement issued on December 14, 2004, Danske Bank has decided to issue hybrid tier 1 capital and supplementary capital in connection with the acquisition of Northern Bank and National Irish Bank.

The hybrid tier 1 capital issue will amount to £150 million (the equivalent of DKr1.6 billion), will be perpetual and will rank junior to all ordinary creditors and supplementary capital and senior to the share capital only.

From March 16, 2005 to March 16, 2017, the rate of interest is fixed at 5.563% p.a. with one payment date annually. The issue price is fixed at 100.00%.

As of March 16, 2017, the bonds will carry a variable rate of interest equal to the 3-month LIBOR plus 1.44% p.a. As of the same date and at each payment date, Danske Bank will have the option of calling the entire issue at par.

The supplementary capital issue will amount to €700 million (the equivalent of DKr5.2 billion), will have a term of 13 years and will rank junior to all ordinary creditors and senior to hybrid tier 1 capital and the share capital.

Until March 16, 2015, the rate of interest is fixed at 4.10% p.a. with one payment date annually. The issue price is fixed at 99.839%.

As of March 16, 2015, the bonds will carry a variable rate of interest equal to the 3-month EURIBOR plus 1.81% p.a. As of the same date and at each payment date, Danske Bank will have the option of calling the entire issue at par.

Both issues will be made under Danske Bank's Programme for the Issuance of Debt Instruments, and both will be listed on the Luxembourg Stock Exchange.

Yours faithfully,
Danske Bank

Steen Reeslev

Contact: Mr Tonny Thierry Andersen, Chief Financial Officer, tel. +45 33 44 11 47.

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***   RX REPORT   ***
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RECEPTION OK

TX/RX NO	9767
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	03/02 04:39
USAGE T	01'31
PGS.	3
RESULT	OK